

Mail Stop 7010

December 19, 2008

via U.S. mail and facsimile

Wesley R. Edens, CEO
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, New York 10105

> **RE: Fortress Investment Group LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008,**
> **June 30, 2008, and September 30, 2008**
> **File No. 1-33294**

Dear Mr. Edens:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 42

General, page 43

1. We note your table presented on page 44 under "Public Company Surplus." If you
    continue to present such information in future filings, please revise to clearly explain
    to investors what the purpose of the table is, what each line item and subtotal
    represents, and how this presentation relates to your consolidated financial
    statements.

Critical Accounting Policies, page 73

Income Taxes, page 80

2. We note that you recognized a pre-tax loss for fiscal year 2007 versus pre-tax income
    from fiscal years 2006 and fiscal year 2005. We further note that you have
    recognized a pre-tax loss for the nine-months ended September 30, 2008. Finally, we
    note you are relied on expected future earnings to support your conclusion that it is
    more likely than not you will realize total deferred tax assets. In future filings, please
    revise your disclosure to provide a more detailed explanation as to how you reached
    this conclusion. In this regard, address each of the following points:
    *   Disclose the amount of pre-tax income that you need to generate to realize the
        deferred tax assets.
    *   Include an explanation of the anticipated future trends included in your
        projections of future taxable income and why you believe such assumptions are
        reasonable given your current results.
    Please provide us with the disclosures you intend to include in future filings. Refer to
    paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial Reporting
    Codification for guidance.

Contractual Obligations, page 83

3. In future filings, please include a footnote to your contractual obligations regarding
    the potential repayment of incentive income received from the funds that are subject
    to clawback. Also discuss whether any of the funds for which you have received
    incentive income subject to clawback are in positions close to requiring repayment.
    In this regard, we note your discussion in your segment footnote to your September
    30, 2008 Form 10-Q regarding Fund III. Please ensure your discussion within
    MD&A is on a US GAAP basis.

1. Organization and Basis of Presentation, page 96

Reorganization of Fortress Operating Group, page 96

4. We note your disclosure on page 97 regarding the dilution to Nomura for the
    purchase of Fortress Operating Group units from the principals and the dilution to
    IPO shareholders for the purchase of Fortress Operating Group units for the Fortress
    Operating Group partnerships. We also note the dilution impact line items in the
    consolidated and combined statements of changes in members' and shareholders'
    equity during fiscal year 2007. Please revise your disclosure in future filings to better
    clarify for investors what the dilution adjustments represent and how such amounts
    were determined. In this regard, it is not clear from your disclosures why the excess
    of the amount Nomura paid for the Fortress Operating Group units over the historical
    carrying value of the net assets exceeds the amount paid by Nomura. In addition, it is
    also unclear why the excess over the amount paid by the IPO shareholders is less than
    the IPO shareholders' payment.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

5. Income Taxes and Tax Related Payments, page 19

5. In future filings, please revise your disclosure to state the amount of payments made
    to the principals during the periods presented. Please also disclose the total amount
    of payments made under this agreement. Finally, please disclose that payments made
    will not be reimbursed to you, if you are unable to realize the corresponding deferred
    tax asset.

10. Segment Reporting, page 29

6. In future filings, please revise your disclosure under "Distributable Earnings
    Impairment" to explain to investors why you are recognizing impairments on your
    private equity funds, including the castles, for purposes of calculating distributable
    earnings for your private equity segment. We assume the impairments are being
    recognized, as you do not include allocated losses from equity method investees and
    unrealized losses that are recognized for US GAAP purposes in your calculation of
    distributable earnings to assess your segment's operating performance.

11. Subsequent Events, page 40

7. We note that one of your private equity funds redeemed $76.8M in investments made by three of its Principals. Please revise your disclosure in future filings to explain how the fund was able to redeem the Principals' interests, as it appears from your disclosure that investors in the private equity funds are unable to request redemptions but rather vote on dissolving the fund entirely.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Market Considerations, page 49

8. In future filings, please revise your disclosure regarding how the current market conditions have negatively impacted your business to provide more specific information about you. For example:
   * State that amount by which dividends you paid exceeded your calculated distributable earnings for fiscal year 2008.
   * Discuss the negative impacts the decline in NAV of certain fund investments has had on your consolidated financial statement in addition to your discussion of distributable earnings at the segment level. Please ensure you provide both qualitative and quantitative analyses.
   * Disclose the amount by which your management fees and incentive income will decrease due to the significant redemption requests in both your liquid and hybrid hedge funds.
   * Quantify the impact the discontinuance of incentive income from current investors in your liquid and hybrid hedge funds along with the corresponding AUM for these funds.
   * Quantify the amount of future returns you will need to recognize to earn incentive income for your private equity funds with unrealized losses including the corresponding AUM for these funds.
   * Disclose the quarterly redemption rates for your liquid hedge funds and annual redemption rates for your hybrid hedge funds for each period presented.
   * The amount by which net capital raised did not meet your beginning of the year expectations and how the unmet expectation impacted your financial statements and/or will impact your financial statements in future periods.

Results of Operations, page 53

9. We note that you earn management fees based on the size of the funds, or AUM. As AUM has a direct impact on your management fees and therefore a key component in providing a complete analysis of your management fees, please include a rollforward of your AUM at the consolidated/combined level and at the segment level in future

filings. Please also include a detailed analysis of the components that have impacted AUM during each of the periods presented. Please include the following line items in your rollforward of AUM:

- Cash inflows for new funds
- Cash inflows for capital commitment calls
- Cash outflows for redemptions
- Cash outflows for a realization event
- Market appreciation/(depreciation)

Please ensure your discussion and analysis of the market appreciation/(depreciation) provides investors with a sufficient understanding of the earnings and losses recognized by the Funds to allow an investor to understand the impact such changes has had and may have on your ability to earn incentive income historically and in the future. For example, we note your statement that the incentive income from a significant portion of the capital invested in Fortress' hybrid and liquid hedge funds have been discontinued for an indeterminate period of time without any specific explanation about what these funds' performances are and quantifying the amount by which incentive income thresholds have not been met and quantifying the impact these funds' performances has had and is expected to have on your incentive income.

10. On pages 98-100, you note that if your funds perform poorly, you would recognize a decline in your revenue and results of operations, you may be required to repay incentive income, and your ability to raise capital for future funds may be impacted. In future filings, please include performance information for each of your funds by segment for each period presented. Fund performance information should include the name of the fund, inception date, assets under management as of each period presented, net annualized return since inception and net return for each period presented. This information will allow investors to better understand how fund performance has affected your financial statements.

11. We note your disclosure under "Future Compensation Expense" that you granted 31 million Fortress Operating Group restricted partnership units to a senior employee in connection with reducing the senior employee's profit sharing interests in various Fortress Funds. Please clarify to us and in future filing whether you have begun recognizing compensation expense for this grant considering the employee has the right to receive partnership distribution equivalent payments beginning January 1, 2008. In addition, tell us and disclose in future filings the fair value of the grant and if these are newly created Fortress Operating Group partnership units that dilute both the Principals' and your interest in the Fortress Operating Group and by how much in percentage terms. Finally, as you note that in connection with the grant the employee's profit sharing interests were reduced, disclose the net impact to your statements of operations.

<u>Liquidity and Capital Resources, page 65</u>

12. We note your disclosure that you expect cash on hand, operating cash flows, and available amounts under your revolving debt facility to satisfy your needs with respect to your capital commitments to your funds and your debt obligations over the next twelve months. We further note that your positive operating cash flows has significantly declined for the nine-months ended September 30, 2008 as compared to your pro forma nine-months ended September 30, 2007 positive operating cash flows. In future filings, please address your sources of cash that are available to support your other liquidity requirements for the next twelve months including working capital needs, lease obligations, potential incentive income repayment, and any other material use of cash during the next twelve months. Please also provide a detailed discussion as to how you determined cash on hand, operating cash flows, and available borrowings under your revolving debt facility will be sufficient to meet your short-term needs. For example, it may be useful for investors in understanding your liquidity position if you provide detailed disclosures about the significant changes in each source of cash inflows from period to period and the impact of these changes on your liquidity and capital resources as well as how you determined that these sources will still be sufficient to meet your current and long-term liquidity needs. This disclosure should include quantification of each source.

13. We note that you have provided disclosures regarding the impact the current economic environment has had and may continue to have on your funds, you should also provide specific disclosure as to how you have been directly impacted by the current economic environment including how the tightening of the credit markets and investor concerns have impacted your liquidity. Please also explain how you are addressing such impacts.   Refer to Section 501.13 of the Financial Reporting Codification for guidance.

14. We further note that you are relying on the generation of operating income, additional borrowings and potential equity offerings for your long-term cash flow needs. Please provide a more detailed discussion of why you believe such sources will be available to you in future periods and/or will be available on favorable terms. Please ensure your discussion and analysis is specific to your facts and circumstances. In this regard, you have not recognized operating income for fiscal year 2007 and the nine-months ended September 30, 2008; you have amended your current credit agreement during the fiscal year to adjust financial covenants, to reduce amount available, and other items; and your stock price has significantly declined.

Debt Obligations, page 67

15. We note your disclosure that there is $102 million currently available under your revolving debt. In future filings, please either clarify that this amount is also available without violating any of your debt covenants or quantify the amount available without violating your debt covenants. Refer to Sections 501.13.b.2 and 501.13.c of the Financial Reporting Codification for Guidance.

Covenants, page 69

16. Please revise your disclosure in future filings to include the actual amounts/ratios as of the most recent period. This will allow readers to compare the actual amounts/ratios to the minimum/maximum requirements per your credit agreement and easily understand your current status in meeting your financial covenants. Such disclosure should only be excluded if you believe that the likelihood of default is remote. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Cash Flows, page 70

Operating Activities, page 71

17. In future filings, please revise your disclosure to provide a discussion and analysis of your operating cash flows. In this regard, your current disclosure only addresses the fact that your nine-months ended September 30, 2007 operating cash flows include the funds activity for three-months without an analysis of why operating cash flows have declined for the nine-months ended September 30, 2008 in comparison to pro forma operating cash flows for the nine-months ended September 30, 2007. Refer to Section 501.13 of the Financial Reporting Codification for guidance.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief